@NOTES text:T. Rowe Price Growth Stock Fund, Inc. (the fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The fund seeks to provide long-term capital growth and, secondarily, increasing dividend income through investments in the common stocks of well-established growth companies. The fund originally commenced operations on April 11, 1950, and on December 31, 2001, launched a second share class, Growth Stock Fund Advisor Class, at an initial net asset value per share of $24.18. Growth Stock Fund
Advisor
Class sells its shares only through financial intermediaries, which it compensates for distribution and certain administrative services under a Board-approved Rule 12b-1 plan. Each class has exclusive voting rights on matters related solely to that class, separate voting rights on matters that relate to both classes, and, in all other respects, the same rights and obligations as the other class.